PLADEO CORP.
Circuito Porta Vicenza 3108
Fracc. Porta Fontana
Leon, 37134
Mexico

December 26, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Pladeo Corp's - Registration Statement on Form S-1
    Filing No. 333-182714

Dear: Barbara C. Jacobs

In response to your letter dated December 14, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

PROSPECTUS COVER PAGE

1. Please revise the references to "ordinary shares" here and in your risk factor disclosure on page 5 to clarify that you are referring to your shares of common stock, or advise.

RESPONSE: we have made requested changes.

2. Please explain or revise the reference to selling shareholders in the final paragraph on this page, given that you are registering a primary offering by the company.

RESPONSE: we have made requested changes.

SUMMARY FINANCIAL INFORMATION, PAGE 5

3. You state that the information presented in this section is "derived from [y]our audited financial statements for the period from February 2, 2012 to July 31, 2012." Further to prior comment 11, please revise to avoid indicating that your interim financial statements for the three months ended July 31, 2012 have been audited.

RESPONSE: we have revised and made changes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATION, PAGE 13

4. Please provide support for the statement that you believe, but cannot guarantee, you will be able to raise enough money through this offering to run your operations. As you are aware, you must have reasonable grounds for beliefs expressed in your filing.

RESPONSE: we have revised the statement

FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS, PAGE F-4

5. We reissue and clarify prior comment 10, since no correction appears to have been made to your filing, as indicated in your response. We note that you have no revenues and have incurred total expenses of $6,416 for the period from inception to July 31, 2012. Therefore, it appears that the net loss for this period should be $6,416 on your statement of operations. Please revise or explain why the net loss for this period is stated as $6,045. Also tell us what the line item labeled as "net loss from operations" represents. In addition, revise statements regarding your net loss from inception to July 31, 2012 throughout your filing to reconcile to your statements of operations.

RESPONSE: we have revised and made correction. Regarding item labeled as "net loss from operations"- that was an error on the original filing and we have changed it, corrected copy of FS attached.

Thank you.

Sincerely,


/s/ LISBETH GUERRERO
------------------------------
LISBETH GUERRERO
President